                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       MEDIA SCIENCES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                       MEDIA SCIENCES INTERNATIONAL, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

                   PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    58446X107
                      (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                MICHAEL W. LEVIN
                       MEDIA SCIENCES INTERNATIONAL, INC.
                                40 BOROLINE ROAD
                           ALLENDALE, NEW JERSEY 07401
                                  201-236-1100
                 (Name, address, and telephone number of person
          authorized to receive notices and communications on behalf of filing persons)

                            ------------------------

                            CALCULATION OF FILING FEE

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TRANSACTION VALUATION:                               AMOUNT OF FILING FEE:
$6,159,375                                           $498.30
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(1)  Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 547,500 shares of Series A Preferred Stock outstanding as of October 24, 2003, (b) the exchange ratio of 10 shares of
     Common Stock, par value $.001 each, for each share of Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of
     Common Stock of $1.125, as established by the average of the high and low prices reported as of October 28, 2003, on the American Stock Exchange.

[    ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         AMOUNT PREVIOUSLY PAID:
         FORM OR REGISTRATION NO.:
         FILING PARTY:
         DATE FILED:

[    ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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This Issuer Tender Offer Statement on Schedule TO relates to the exchange offer by Media Sciences International, Inc., a Delaware corporation (the "Company"), to purchase up to all outstanding shares of its Series A Preferred Stock, par value $0.001 per share. The Company is also seeking preferred stockholder consent to amend the Certificate of Designation for the Series A preferred
Stock.

The Company's offer is made on the terms and subject to the conditions set forth in the Offer of Conversion and Consent Statement, dated November 3, 2003.

This Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities
Exchange Act of 1934, as amended.

The information in the Offer of Conversion and Consent Statement, which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Issuer Tender Offer
Statement on Schedule TO, except that such information is hereby supplemented to the extent specifically provided herein.

ITEM 1:  SUMMARY TERM SHEET.

See the section of the Offer of Conversion and Consent Statement captioned
"Summary Term Sheet with Questions and Answers."

ITEM 2:  SUBJECT COMPANY INFORMATION.

(a)      Media Sciences International, Inc.
         40 Boroline Road
         Allendale, New Jersey 07401
         201-236-9311

(b)      Securities to be tendered: Series A Preferred Stock, par value $0.001 per share Securities to be issued in exchange: Common Stock, par value
         $0.001 per share

(c)      See the section of the Offer of Conversion and Consent Statement captioned "Description of Our Securities - Market Information for Our
         Common and Preferred Stock."

ITEM 3:  IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)      Media Sciences International, Inc.
         40 Boroline Road
         Allendale, New Jersey 07401
         201-236-9311

         For the executive officers and directors of the Company, see the section of the Offer of Conversion and Consent Statement entitled
         "Certain Information About the Company - Management." Unless otherwise noted, the business address and business telephone number of each executive officer and director is the same listed above for the
         Company.

ITEM 4:  TERMS OF THE TRANSACTION.

(a)      See the sections of the Offer of Conversion and Consent Statement captioned:

          o    "Summary Term Sheet with Questions and Answers";
          o    "Description of Our Securities" including subsections "Common
               Stock," "Preferred Stock," "Dividends," and "Market Information
               for Our Common and Preferred Stock";
          o    "The Offer of Conversion and Consent" including subsections
               "Offer of Conversion," "Purpose of Offer of Conversion,"
               "Expiration Date; Amendment; Termination," "Conditions,"
               "Procedures for Accepting the Offer of Conversion," "Delivery of
               Shares of Common Stock Upon Acceptance of Offer of Conversion,"
               "Withdrawal of Acceptance," "Effects and Significant
               Considerations," "Accounting Treatment," and "Federal Income Tax
               Consequences."

(b)      See the sections of the Offer of Conversion and Consent Statement captioned "Interests of Directors and Officers" and "Certain
         Information About the Company - Management."

ITEM 5:  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)      A description of the preferred stock is in the section of the Offer of
         Conversion and Consent Statement captioned "Description of Our
         Securities - Preferred Stock" and "Description of Our Securities -
         Dividends." In connection with the tender offer, the Company is soliciting preferred shareholder consent to amend the Series A
         Preferred Stock Certificate of Designation. See the section of the
         Offer of Conversion and Consent Statement captioned "The Offer of
         Conversion and Consent - Consent to Amend Certificate of Designation."

ITEM 6:  PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

(a)      See the sections of the Offer of Conversion and Consent Statement captioned "The Offer of Conversion and Consent" including subsections
         "Offer of Conversion," and "Purpose of Offer of Conversion."

(b)      The Company intends to hold in treasury the shares of Preferred Stock acquired in the tender offer. See the section of the Offer of
         Conversion and Consent Statement captioned "The Offer of Conversion and
         Consent - Use of Proceeds."

(c)      See the sections of the Offer of Conversion and Consent Statement captioned "The Offer of Conversion and Consent - Consent to Amend
         Certificate of Designation"; "Description of Our Securities" including subsections "Common Stock," "Preferred Stock," "Dividends," and "Market
         Information for Our Common and Preferred Stock"; and, "Interests of
         Directors and Officers" and "Certain Information About the Company -
         Management."

ITEM 7:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)      There is no cash payment involved in the tender offer. There are no financing arrangements or financing plans associated with the tender offer. The shares of common stock to be issued to preferred shareholders who accept the tender offer will be issued from the
         Company's authorized but unissued capital.

(b)      Not applicable.

(d)      Not applicable.

ITEM 8:  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)      See the section of the Offer of Conversion and Consent Statement captioned "Interests of Directors and Officers."

(b)      See the section of the Offer of Conversion and Consent Statement captioned "Interests of Directors and Officers."

ITEM 9:  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)      See the sections of the Offer of Conversion and Consent Statement captioned "Exchange Agent" and "Fees and Expenses."

ITEM 10:  FINANCIAL STATEMENTS.

(a)      Incorporated by reference from the Company's Annual Report on Form
         10-KSB for the fiscal year ended June 30, 2003.

(b)      See the section of the Offer of Conversion and Consent Statement captioned "Financial Statements."

ITEM 11:  ADDITIONAL INFORMATION.

(a)      See the sections of the Offer of Conversion and Consent Statement captioned "The Offer of Conversion and Consent - Consent to Amend
         Certificate of Designation"; and "The Offer of Conversion and Consent"
         including subsections "Offer of Conversion," and "Purpose of Offer of
         Conversion."

(b)      Not applicable.

ITEM 12: EXHIBITS.

(a)      Exhibit (a)(1)(A) Offer of Conversion and Consent Statement
         Exhibit (a)(1)(B) Letter to Preferred Shareholders dated November 3, 2003
         Exhibit (a)(1)(C) Preferred Shareholder Election Form

(d)      Exhibit (d)       Form of Restated Certificate of Designation

(g)      Not applicable.

(h)      Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MEDIA SCIENCES INTERNATIONAL, INC.

                                    By:/s/ Michael W. Levin
                                       -------------------------------
                                       Michael W. Levin
                                       President

Dated:  November 4, 2003

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Index to Exhibits

Exhibit 99.1   Exhibit (a)(1)(A) Offer of Conversion and Consent Statement
Exhibit 99.2   Exhibit (a)(1)(B) Letter to Preferred Shareholders
                                 dated November 3, 2003
Exhibit 99.3   Exhibit (a)(1)(C) Preferred Shareholder Election Form
Exhibit 99.4   Exhibit (d)       Form of Restated Certificate of Designation

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